UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B101

(CUSIP Number)

Joseph Ward, Esq.

Miles & Stockbridge P.C.

100 Light Street

Baltimore, Maryland 21202

Tel. No. (410) 385 3569

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B101	13D	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MD BTI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,556,141
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,556,141
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,141
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO

[1] Based on a total of 11,687,430 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014.

CUSIP No. 14070B101	13D	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward St. John, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,556,141
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,556,141

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,556,141
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO

[1] Based on a total of 11,687,430 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014.

CUSIP No. 14070B101	13D	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward A. St. John
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 54,602
	8.	SHARED VOTING POWER 1,880,337
	9.	SOLE DISPOSITIVE POWER 54,602
	10.	SHARED DISPOSITIVE POWER 1,880,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,934,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1] Based on a total of 11,687,430 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of November 20, 2013, as reported on Capricor Therapeutics, Inc.’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014.

CUSIP No. 14070B101	13D	Page 5

Item 1.  Security and Issuer.

The name of the issuer is Capricor Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211. This Schedule 13D relates to the Issuer’s common stock, par value $.001 per share (the “Shares”).

Item 2.  Identity and Background.

(a), (f)	This Schedule 13D is being filed on behalf of MD BTI, LLC, a Maryland limited liability company (“MD BTI”), Edward St. John, LLC, a Delaware limited liability company and the company manager of MD BTI (the “Company Manager”), and Mr. Edward A. St. John, a United States citizen and the general manager of the Company Manager. MD BTI, the Company Manager and Mr. St. John shall collectively be referred to herein as the “Reporting Persons”.

(b)	The principal business address for each of the Reporting Persons is 2560 Lord Baltimore Drive, Baltimore, Maryland 21244.
(c)

Mr. St. John’s present principal occupation or employment is serving as Chairman of St. John Properties, Inc. MD BTI is primarily engaged in the business of investing in securities. The Company Manager is primarily engaged in the business of investing in real estate.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, the former Capricor stockholders now own 90% of the outstanding shares of common stock of the Issuer on a fully-diluted basis. The Reporting Persons are each former stockholders of Capricor and received shares of the Issuer in connection with the Merger.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now owns or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons may determine to dispose of some or all of their holdings of common stock of the Issuer depending on those and other considerations.

CUSIP No. 14070B101	13D	Page 6

Item 5.  Interest in Securities of the Issuer.

(a) – (e)	As of the date hereof, MD BTI may be deemed to be the beneficial owner of 1,556,141 Shares, representing approximately 13.3% of the Shares (based on a total of 11,687,430 Shares issued and outstanding as of November 20, 2013, as reported on the Issuer’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014 with the Securities and Exchange Commission). MD BTI has the sole power to vote or direct the vote of 1,556,141 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 1,556,141 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, the Company Manager may be deemed to be the beneficial owner of 1,556,141 Shares, representing approximately 13.3% of the Shares (based on a total of 11,687,430 Shares issued and outstanding as of November 20, 2013, as reported on the Issuer’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014 with the Securities and Exchange Commission). Such Shares are comprised of 1,556,141 Shares owned by MD BTI. The Company Manager is the company manager of MD BTI and is therefore deemed to be the beneficial owner of the Shares beneficially owned by MD BTI. The Company Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,556,141 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,556,141 Shares.

As of the date hereof, Mr. St. John may be deemed to be the beneficial owner of, in the aggregate, 1,934,939 Shares, representing approximately 16.6% of the Shares (based on a total of 11,687,430 Shares issued and outstanding as of November 20, 2013, as reported on the Issuer’s Amendment No. 1 to Current Report on Form 8-K filed on January 24, 2014 with the Securities and Exchange Commission). Such Shares are comprised of (1) 54,602 Shares owned by Mr. St. John individually; (2) 1,556,441 Shares owned by the Company Manager of which Mr. St. John is the sole member and general manager and is therefore deemed to be the beneficial owner of the Shares beneficially owned by the Company Manager; and (3) 324,196 Shares owned by MD BTI, Inc. of which Mr. St. John is the President and is therefore deemed to be the beneficial owner of the Shares beneficially owned by MD BTI, Inc. Mr. St. John has the sole power to vote or direct the vote of 54,602 Shares; has the shared power to vote or direct the vote of 1,880,337 Shares; has the sole power to dispose or direct the disposition of 54,602 Shares; and has the shared power to dispose or direct the disposition of 1,880,337 Shares.

(c)	Except as set forth elsewhere in this Schedule 13D, the Reporting Persons have not engaged in any transaction in any Shares in the past sixty days.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 14070B101	13D	Page 7

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated March 19, 2014, by and among MD BTI, LLC, Edward St. John, LLC and Edward A. St. John

CUSIP No. 14070B101	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2014

MD BTI, LLC

By: Edward St. John, LLC, its Company Manager

	By:	/s/ Edward A. St. John
Edward A. St. John, General Manager

Edward St. John, LLC

By:	/s/ Edward A. St. John
Edward A. St. John, General Manager

/s/ Edward A. St. John
Edward A. St. John